

May 16, 2007

By U.S. mail and facsimile to (612) 331-5304

Mr. Marvin E. Dee
Chief Financial Officer
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413

> **RE:** **Hawkins, Inc.**
> **Form 10-K for the year ended April 2, 2006**
> **Filed June 16, 2006**
>
> **File No. 0-7647**

Dear Mr. Dee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant